                                                          Exhibit 99(a)(5)(ii)

     FOR IMMEDIATE RELEASE


              ITW ANNOUNCES EARLY TERMINATION OF HART-SCOTT-RODINO
                     WAITING PERIOD FOR FOILMARK ACQUISITION

     GLENVIEW, ILLINOIS and NEWBURYPORT, MA,--(April 24, 2001)-- Illinois Tool Works Inc. (NYSE: ITW) and Foilmark, Inc. (NASDAQ: FLMK) today announced that early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, has been granted for ITW's pending acquisition of Foilmark.

     As previously announced, ITW, through a subsidiary, has commenced a cash tender offer to purchase all outstanding shares of common stock of Foilmark for $6.36 per share. The tender offer is currently scheduled to expire at 12:00 midnight, New York City time, on Thursday, May 17, 2001.

     ITW is a $10 billion diversified manufacturer of highly engineered components and industrial systems. The company consists of approximately 600 decentralized operations in 43 countries and employs 55,300 people.

     Foilmark, Inc. designs, manufactures and markets hot stamp foil (pigment, metallic, holographic and gravure printed), holographic security products, holographic packaging products and pad printing machines and consumables worldwide.

Contact: John Brooklier, Vice President, Investor Relations

                            Telephone: (847) 657-4104